Otis Collection LLC
335 Madison Ave, 4th Floor
New York, NY 10017

October 1, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jacqueline Kaufman

Re:
Otis Collection LLC
Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A
File No. 024-11521

Ladies and Gentlemen:
Thank you for the comments of September 29, 2021 regarding Post-Qualification Amendment No. 3 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Collection LLC (the “Company,” “we,” “us” or “our”). We appreciate the opportunity to respond to your comments. For your convenience, we have restated your comments below and have provided a response to each comment in turn.
Post-Qualification Amendment No. 3 to Form 1-A
Table, page ii
1.
Please revise to provide prominent and clear disclosure of which series is being added in this post-qualification amendment to the offering table on page ii.
We have amended the offering table disclosure to include an asterisk next to the sole series being added to the Offering Statement in this post-qualification amendment, as well as an explanatory note following the table. The Company will continue this practice in subsequent post-qualification amendments.
Series Offering Table, page 1
2.
Please revise to clarify the difference between an "Open" offering and an offering with "No Sales Yet." In addition, please revise the table to specify the qualification date of each offering and the day in which offers and sales commence or launch for each offering.

In connection our discussion with the staff of the U.S. Securities and Exchange Commission (the “Staff”) on September 29, 2021, we confirm that the offering of each series that we seek to have qualified will commence on the mobile app-based platform called Otis (the “Otis Platform”) within two calendar days of qualification in the manner described in the Offering Statement, in compliance with Rule 251(d)(3)(i)(F) of Regulation A. For all prior offerings, we understood that adding the series to the Otis Platform within the two calendar day period for prospective investors to view was sufficient for compliance with Rule 251(d)(3)(i)(F). For the avoidance of doubt, prospective investors will be able to invest in each offering we seek to have qualified within two calendar days of qualification thereof via the Otis Platform.

We have amended the “Series Offering Table” disclosure to include two new columns, one specifying the initial qualification date of each offering and the other specifying the day on which offers and sales commenced. Additionally, we have revised the disclosure to no longer include the “No Sales Yet” status, and instead refer to all offerings as “Not Yet Qualified,” “Open” (meaning the offering has commenced as described above) or “Closed,” as applicable.
Furthermore, we acknowledge that the days on which offers and sales commenced for interests in Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009 and Series Collection Drop 010 were more than two calendar days from qualification of each such offering. As noted above, we believed that making the offering viewable to prospective investors on the Otis Platform, albeit without the ability to immediately invest in the manner described in the Offering Statement, constituted commencements of such offerings with respect to compliance with Rule 251(d)(3)(i)(F) of Regulation A. We hope that the Staff understand this position and excuse our unintentional noncompliance with respect to these offerings.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984 or andrew@crowdchecklaw.com, if you have any questions regarding the foregoing response.
Sincerely,

Otis Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Andrew Stephenson, Esq.